UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on May 16, 2007 announcing the a new time charter contract for M/T Flawless.

[GRAPHIC OMITTED]                                                 Exhibit 1



NEWS RELEASE for May 16, 2007
-----------------------------
Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 812 8199
         michaelm@allencaron.com            snt@toptankers.com


                     TOP TANKERS ANNOUNCES NEW TIME-CHARTER
                          CONTRACT FOR THE M/T FLAWLESS


ATHENS, GREECE (May 16, 2007) ... TOP Tankers Inc (NasdaqGS:TOPT), announced today that it has entered into a time-charter contract with a major South American oil company for the M/T Flawless, a 154,970 DWT double-hull Suezmax tanker, built in 1991 by Hyundai Heavy Industries Co. Ltd of the Republic of Korea.

The vessel is expected to commence the new time-charter in mid-June 2007 for a period of one year at a rate of $44,500 per day. The charterers have the option to extend the contract for a period of one year at the conclusion of the charter.

Evangelos J. Pistiolis, President and Chief Executive Officer commented, "The new time-charter of the M/T Flawless represents one of the highest rates achieved in the Suezmax period market in the second quarter of 2007. It is our second vessel on time-charter with this particular charterer, which once again proves our commitment to provide high quality transportation services to our charterers."

The following table presents the Company's updated fleet list and employment:

                                            Year                               Daily Base     Profit Sharing
                                Dwt         Built   Charter Type   Expiry      Rate           Above Base Rate (2007)
                                ---         -----   ------------   ------      ----           ----------------------
12 Suezmax Tankers
TimelessC....................   154,970     1991        Spot
FlawlessC....................   154,970     1991    Time Charter   Q3/2008 A   $44,500                  None
StoplessC....................   154,970     1991        Spot
PricelessC...................   154,970     1991    Time Charter   Q3/2008     $35,000                            50% thereafter
FaultlessD...................   154,970     1992        Spot
NoiselessD...................   149,554     1992    Time Charter   Q2/2010     $37,000(1)               None
StainlessD...................   149,599     1992        Spot
EndlessD.....................   135,915     1992    Time Charter   Q4/2008 E   $36,500                  None
LimitlessD...................   136,055     1993        Spot
Stormless....................   150,038     1993    Time Charter   Q4/2009     $36,900                  None
Ellen P......................   146,286     1996        Spot
Edgeless.....................   147,048     1994        Spot


11 Handymax Tankers
VictoriousB..................   47,084      1991    Time Charter   Q3/2009     $14,000                            50% thereafter
SovereignB...................   47,084      1992    Time Charter   Q3/2009     $14,000                            50% thereafter
InvincibleB..................   47,084      1992    Time Charter   Q3/2009     $14,000                            50% thereafter
RelentlessB..................   47,084      1992    Time Charter   Q3/2009     $14,000                            50% thereafter
VanguardC....................   47,084      1992    Time Charter   Q1/2010     $15,250                            50% thereafter
RestlessB....................   47,084      1991    Time Charter   Q4/2009     $15,250                            50% thereafter
SpotlessC....................   47,094      1991    Time Charter   Q1/2010     $15,250                            50% thereafter
DoubtlessC...................   47,076      1991    Time Charter   Q1/2010     $15,250                            50% thereafter
FaithfulC....................   45,720      1992    Time Charter   Q2/2010     $14,500        100% first $500   + 50% thereafter
Dauntless.............          46,168      1999    Time Charter   Q1/2010     $16,250        100% first $1,000 + 50% thereafter
Ioannis P.............          46,346      2003    Time Charter   Q4/2010     $18,000        100% first $1,000 + 50% thereafter

Total Tanker DWT             2,304,253

A.   Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C.   Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessels sold and leased back in April 2006 for a period of 7 years E. Charterers have option to extend contract for an additional four-year period

1. Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.




About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 23 tankers, consisting of 12 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.3 million dwt, of which 85% are sister ships. Sixteen of the Company's 23 tankers will be on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                     # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOP TANKERS INC.


Dated: May 18, 2007                     By  /s/ Stamatis N. Tsantanis
                                           --------------------------------
                                             Name: Stamatis N. Tsantanis
                                             Title:   Chief Financial Officer

SK 23116 0001 774891